Exhibit 99.1 hoW we act with Integrity CODE OF CONDUCT

2 code of conduct Table of contents 3 A MESSAGE FROM OUR CEO 11 WE COMMIT TO WORKING SAFELY 21 WE ACT FAIRLY, HONESTLY AND TRANSPARENTLY 11 Choose the safe way 21 Say no to bribery and corruption 4 OUR PURPOSE AND VALUES 12 Be fit for work 22 Prevent money laundering 4 We are here to Feed the Future 23 Disclose potential conflicts of interest 4 We live by these values 13 WE TREAT EACH OTHER WITH RESPECT 25 Engage in appropriate exchanges of gifts and entertainment 26 Maintain accurate records, accounts, and statements 5 ABOUT OUR CODE 15 WE TAKE CARE OF OUR COMPANY ASSETS 27 Compete fairly 5 Why it matters 16 Protect confidential information 29 Follow trade and sanctions rules 5 Who it applies to 17 Retain and dispose of records and information appropriately 31 Don’t trade on insider information 6 Our responsibilities 17 Respect privacy 7 Additional responsibilities for leaders 18 Use artificial intelligence responsibly 32 WE CARE ABOUT OUR COMMUNITIES 7 Integrity check: Before you act, ask these questions 18 Safeguard intellectual property 32 Protect human rights 19 Communicate carefully 32 Reduce environmental footprint 8 WE SPEAK UP 32 Ensure product safety & quality 8 Ways to reach out 33 Advocate responsibly in government affairs 9 What happens when you speak up? 33 Contribute meaningfully to communities 10 No retaliation

3 code of conduct A Message from our ceo Our purpose of Feeding the Future is why we come to work each day. Together, we’re making a real difference for people and the planet. How we work matters just as much. Our Code describes the values we believe in and expect everyone at Nutrien to show in their actions. We always act with integrity. Our Code outlines the key topics that are important to us and helps us make good choices. At its heart is a simple guideline: always do the right thing and speak up if something feels wrong. Know our Code and how it applies to your daily work. If you observe something that goes against our values, our Code or the law – speak up. Together, we create a workplace where people care about each other and take pride in their work. Take care and please stay safe, Ken Seitz President and Chief Executive Officer

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 4 code of conduct our purpose We live by these values How we work towards our purpose each day is equally important. Our culture, which includes our core values, guides our decision‑making and the way we work every day. and values We Are Here to Feed the Future Our purpose is Feeding the Future. It’s why we come to work every day – to help ensure enough food is grown sustainably to feed a growing global population. This purpose guides what we do and inspires us to solve realw ‑ orld challenges through innovation. At the center of our work are farmers. We work closely with them every day – planning together, walking their fields, and finding practical ways to help them succeed. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 5 code of conduct About our code of conduct Why it matters Who it applies to Our Code of Conduct is a guide that helps us do the right The Code applies to all employees, officers, and the Board thing at work. It’s about acting with integrity and honesty of Directors of Nutrien. Nutrien includes all companies that – every single day. Our Code of Conduct also includes the Nutrien Ltd. owns or controls more than 50%, as well as Related Policies that are referred to throughout the Code. its affiliates in Australia. If you are an employee, officer or board member of one of these companies, you’re required When we follow the Code, we: to follow the Code. • Build trust with our coworkers, customers, suppliers, This Code does not alter any of our terms and conditions of communities, governments, regulators and investors. employment. • Create a respectful workplace where everyone feels valued and can do their best work. • Protect ourselves and the company in the long run by keeping our people, assets and operations safe, sustainable and compliant with the law. What are our Related Policies responsibilities? Related Policies form part of this Code. They provide further guidance on doing business with integrity in Continue to the next page. specific situations. These policies are linked in the relevant sections throughout the Code and can be also found on the company intranet. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 6 code of conduct Our responsibilities The Code explains what is required of us and provides guidance on topics that are especially important to our business and values. It also includes links to Related Policies that give additional guidance on those topics. YOU ARE REQUIRED TO: Understand and follow our follow the law Use good judgment Understand and follow all the Our Code can’t address every Code and Related Policies Always Do the Right Thing laws and regulations that apply possible scenario. Follow Read them, apply them in your The Code applies to every employee, regardless to your job and our business. both the spirit (the meaning dayt ‑ o ‑ day work, and complete of role or level in the company. Violations of This includes federal, provincial, and purpose) and the actual the required Code of Conduct our Code, Related Policies, or the law may state, local, and international words of the Code and the and Related Policy training on result in disciplinary action, up to and including laws. Related Policies when making time, so you understand what’s termination of employment. If the violation decisions or taking action. expected in your role. breaks the law, it could lead to civil or criminal legal proceedings. We set high standards Stop and ask for help Speak up and ask questions Stay True to the Code – Even At times, our standards are higher than what the If you are not sure about If you think you or someone Under Pressure law requires in some countries. Even if local laws or how our Code applies to your else may have violated the Even if you are in a hurry or common practices are more relaxed, we still follow work or whether something Code, a Related Policy, or the feel pressured by someone our Code. If you think the Code conflicts with local is an issue, stop and ask for law, you have a responsibility to violate the Code, don’t do laws, reach out to Integrity for guidance. guidance before acting. to report it right away using the it. No outcome is worth more resources listed in the section than our integrity and safety. ‘We Speak Up’. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 7 code of conduct Additional Responsibilities for Leaders Integrity Check: Before You Act, Leaders have additional responsibilities to help set the tone Ask These Questions for our workplace. Can I do it? IF YOU LEAD PEOPLE, YOU ARE REQUIRED TO: Is it allowed by our Code, Related Policies or Avoid Using These Phrases the law? “Do whatever it takes.” Be a good role model Promote a speak‑up “We’ve always done it this way.” Should I do it? Lead according to the culture “No-one needs to know about this.” Is it consistent with our values and in standards in this Code, Be available to anyone “Just this once.” Nutrien’s best interest? in both words and who has questions or actions. concerns. Sustain a safe Comments like these can send the wrong Would it protect Nutrien’s reputation? environment where message – especially in emails, texts, or Would I be comfortable if this became public? people feel supported chat messages, where tone can be easily and comfortable raising misunderstood. issues without fear. Avoid words that can create unintentional pressure to take shortcuts or violate our Code. Choose your words carefully and Escalate concerns Prevent retaliation be clear with those you work with that we If the answer to any of these questions is appropriately Do not punish anyone never compromise our integrity or safety to “No”, do not proceed. Inform Integrity for raising a concern achieve an outcome. about allegations of or participating in an If you’re not sure of the answer, reach out wrongdoing. Do not try investigation, and do to your leader, Human Resources, Legal or to investigate on your not tolerate retaliation Integrity for guidance. You can also use the own. by others. Contact Integrity Helpline. Integrity if you believe someone is being retaliated against. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 8 code of conduct We SPEAK UP If something doesn’t feel right, we have a responsibility to speak up. When you bring issues to the Integrity team’s attention, you help make things better for you and for all of us. Ways To Reach Out Nutrien provides a variety of resources to raise questions or Nothing in this Code limits your right to report concerns to concerns. a government agency or regulator or to cooperate with a government or regulatory investigation. • Talk to your leader, another manager, Human Resources, or Legal. • Reach out to anyone on the Integrity team or email integrity@nutrien.com. our integrity helpline • A simple and confidential way to ask questions • Use the Integrity Helpline at nutrien‑integrityhelpline.com, or raise concerns where you have the option to remain anonymous. • You can choose to stay anonymous What Happens When • If you have concerns about accounting, internal accounting controls or auditing matters, you can also You Speak Up? • Externally hosted report them to the Audit Committee. Refer to Audit Committee Whistleblowing Procedures for • Available in multiple languages Continue to the next page. more information. • Accessible 24/7, every day of the year – on the phone or online at nutrien‑integrityhelpline.com Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 9 code of conduct What Happens When You Speak Up? We take all concerns seriously. Integrity oversees investigations related to potential violations of the Code of Conduct or a Related Policy. They make sure investigations are completed fairly, confidentially, and without bias. HERE IS HOW OUR INVESTIGATION PROCESS WORKS You speak up Integrity reviews your An investigation begins: Conclusions and Findings: You receive a response: Share your concern with as much detail as possible – concern: The investigator may The investigator will Once the investigation what happened, when, where, and who was involved. They assess the issue and contact you for more determine whether there is complete, you’ll be assign it to the appropriate information and will speak has been a violation of informed of the outcome • If you raise it with a leader, Human Resources, or investigator. Sometimes the confidentially with others the Code or a Related while respecting privacy Legal and it relates to the Code of Conduct or a investigator will be from who may have relevant Policy. If there has been a and confidentiality. Related Policy, they will confidentially forward it to another department, such information. violation, leadership will Integrity. as HR, Legal, or SHE&S. If take appropriate action to it’s not a Code of Conduct address it. • If you use the Integrity Helpline, you can choose matter, Integrity will refer it to remain anonymous if you prefer. You’ll receive to the right team. a report ID to track progress and communicate securely with Integrity and the investigator through the helpline system. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 10 code of conduct No Retaliation If you raise a concern in good faith or participate in an integrity investigation, no one is allowed to retaliate against you for speaking up. If anyone tries to retaliate against you or others, contact Integrity right away. Help Us Do What’s Right All of us have a responsibility to participate Retaliation can include many forms of negative treatment, in integrity investigations when requested. including: • Terminating employment be honest • Demoting to a position with less responsibility If you intentionally make a false report, lie or try to obstruct an investigation, you • Refusing to promote may face a disciplinary action – up to and including termination of employment. • Reducing pay • Excluding from meetings or social events • Being abusive • Giving a bad performance review It’s not retaliation to address performance concerns or misconduct – unless the action is because someone spoke up. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 11 code of conduct We Commit to Working Safely We care for and protect our people, customers, communities, and the environment. Our safety vision is simple – send everyone home safe, every day. We work safely or not at all, OUR KEY DAILY ACTIONS: and profit or production can never come at the expense of INTEGRITY CHECK safety or undue environmental risk. Leila and Henrique are under pressure to urgently complete a hazardous job. Their Take the time to work safely supervisor asks them to disregard a safety rule choose the safe way to meet a deadline. What should they do? We show care by speaking up, looking out for each other’s Identify hazards and stop work if necessary well‑being, and stopping unsafe work. At Nutrien, everyone is a safety leader, and we care and look out for each other. No deadline is more important than our safety, which we should how we do it Pause frequently and focus never compromise. The employees should stop any unsafe work and seek help if necessary • Understand and follow the safety standards and to ensure a safe work plan is in place and all procedures that apply to your work protocols are followed. They must also report their Use the right tools and PPE for the job • Follow our Key Daily Actions supervisor’s instruction to management, Human • Speak up about any safety concerns and follow safety Resources, Legal or Integrity. We do the right thing reporting requirements for safety – we do not take shortcuts, no matter Care and look out for each other who is asking. REFER TO THE RELATED POLICY FOR MORE INFORMATION • Safety, Health, Environment and Security Policy Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 12 code of conduct Be Fit for Work We come to work alert and fit for duty, free of any adverse effects of drugs or alcohol use, and in a condition to perform our duties safely and professionally. how we do it what we DON’T do • Follow company rules about drug and alcohol use and • Let drugs or alcohol impair your judgment, behavior, or testing. performance at work or at work‑related activities. • Voluntarily seek help if you are struggling with alcohol or • Use, carry, share, sell or buy illegal drugs or drug‑related drug use. items at work. • Report any concerns about drug or alcohol use at work. • Ignore signs that someone may be under the influence or struggling with substance abuse. REFER TO THE RELATED POLICY FOR MORE INFORMATION: • Your local Drug & Alcohol Policy Table of Contents

CODE OF CONDUCT

Our Purpose and Values | About Our Code of Conduct | We Speak Up | We Commit to Working Safety | We Treat Each Other with Respect | We Take Care of Our Company Assets | We Act Fairly, Honestly and Transparently | We Care About Our Communities

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WE TREAT EACH OTHER WITH RESPECT

Our strong and trusted relationships are at the heart of Nutrien's business. We treat everyone in the workplace with respect and dignity and bring out the best in each other. We do not tolerate discrimination, harassment, bullying, intimidation or violence in any form – whether verbal, physical or online.

HARASSMENT OR DISCRIMINATION IS ESPECIALLY SERIOUS WHEN IT TARGETS LEGALLY PROTECTED STATUS.

Protected status means personal characteristics that the law in some countries protects from discrimination or harassment. These include for example race, religion, gender, age, disability, sexual orientation, pregnancy, national origin, citizenship, and family status. See the **Respect in the Workplace Policy** for additional examples.

REFER TO THE RELATED POLICY FOR MORE INFORMATION:

- Respect in the Workplace Policy

HOW WE DO IT

- Act respectfully and professionally – even under pressure.
- Know what is and isn't an appropriate joke at work.
- Give and receive feedback in a constructive and respectful way.
- Respect others' personal space and privacy.
- Give everyone fair opportunities.
- Check your decisions and actions for personal bias.
- Seek and welcome diverse perspectives and experiences.
- Address your coworkers by their correct names and pronouns – and ask if you aren't sure.
- Speak up if you experience something at work that caused humiliation, intimidation or offence – even if unintentional.

WHAT WE DON'T DO

- Disrespect, dismiss, belittle or exclude others.
- Touch anyone in a way that's unwelcome – this includes any physical contact that could be seen as aggressive, inappropriate, or make someone feel uncomfortable.
- Use rude or hurtful language such as name-calling, insults, or offensive jokes.
- Make unwelcome sexual comments or advances.
- Show offensive images, gestures or symbols.
- Spread malicious rumors or ask unwelcome personal questions.

Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 14 code of conduct INTEGRITY CHECK What if someone else’s behavior makes me feel uncomfortable? What is considered our workplace? These requirements apply to our activities Maria has a habit of telling demeaning jokes at our worksites, during work travel, offsite about Alex’s appearance during offsite team work events, industry meetings where we gatherings. The other people on the team would are representing Nutrien, and any other laugh. Alex tries to laugh along, although the interactions with our colleagues, customers, jokes make them feel uncomfortable. What can or suppliers. In some cases, they can Alex do? even extend to our use of social media – especially when posts, comments, or Any act or remark that makes an individual feel messages relate to work, mention Nutrien, uncomfortable or excluded at work or work‑ or could affect our colleagues or business related activities, regardless of intention, is relationships. not okay. If Alex is comfortable doing so, they may communicate to Maria that the jokes are unwelcome and explain how they impact them. However, Alex is not required to confront Maria directly. They should also raise it with their manager, another trusted leader, Human Resources, Legal or Integrity. They may also contact the Integrity Helpline. What if it involves my manager or a senior leader? Our Code of Conduct applies to all employees. If you have concerns about the behavior of any employee at any level, speak up. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 15 code of conduct we take care of our company assets We are all responsible stewards of Nutrien’s resources how we do it what we DON’T do and take good care of all company assets that are entrusted to us. • Use company assets for legitimate business purposes • Waste company assets through carelessness or neglect. only. • Use company assets for personal purposes unless • Protect company assets from loss, damage, misuse, or you’re explicitly authorized to do so. theft. • Abuse the Internet, intranet, or company email. Company assets can take many forms. Here are • Use Nutrien’s financial resources responsibly and spend • Use company computers or networks in a way that some examples: funds only as authorized and necessary to perform your could compromise the security of Nutrien information or Physical: vehicles, tools, machinery, merchandise, job duties. software. products in inventory, personal protective equipment, • If you observe any suspicious activity, or missing, • Access, receive or transmit materials that are office supplies, and access cards damaged or misused assets, report it to the department inappropriate, illegal or may violate any of our policies. responsible for the assets or to Integrity. Financial: credit cards, cash, bank accounts, checks, electronic payments, budgets, financial forecasts, and reports Technology: computers, phones, software, systems, and REFER TO THE RELATED POLICIES FOR MORE INFORMATION: networks When we use Nutrien equipment, systems, and • Acceptable Use Policy workspaces, we should understand that our activity is • Anti‑Fraud Policy Information: confidential information, records, data, not private unless local law requires otherwise. Nutrien • Your local Travel & Expense Policy ideas, innovations, patents, intellectual property, media, may monitor the use of its property and resources to and branding keep people safe, protect the business, and comply with legal obligations. Table of Contents

CODE OF CONDUCT
Our Purpose and Values | About Our Code of Conduct | We Speak Up | We Commit to Working Safety | We Treat Each Other with Respect | We Take Care of Our Company Assets | We Act Fairly, Honestly and Transparently | We Care About Our Communities
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PROTECT CONFIDENTIAL INFORMATION

Confidential information needs special protection. It includes any Nutrien information that is not generally available to the public. We must protect it during and after our employment.

SOME EXAMPLES OF CONFIDENTIAL INFORMATION ARE:

Personal information of our employees or customers: birth date, social security number, medical information, home address, or credit card information

Non-public company information: pricing, strategic plans, customer lists, new product plans, finances, production plans, mine plans, or pictures of a worksite

Privileged information: legal advice, documents about legal disputes, or regulatory investigations

INTEGRITY CHECK

Rinaldo forwards a procedure document and a customer list to his personal email, so he can use them as reference in his potential next job. Did he do the right thing?

No. We cannot send, copy, take pictures or video of confidential or proprietary information, or store it in our personal email, storage device or online drive for personal use.

HOW WE DO IT

- **Use Nutrien-approved tools and apps** for storing and sharing Nutrien information. Our systems have automatic confidentiality labels and restrictions to help us protect our documents.
- **Keep passwords and credentials safe**
- **Be mindful in public places**: Avoid having confidential conversations or viewing documents or emails containing confidential information in a public place. If it cannot be avoided, ensure no one can overhear or view it.
- **If you accidentally shared confidential information** with unintended recipient, lost a confidential document, or received access to confidential information you should not have, immediately inform the owner of the information or contact Legal, Cybersecurity or Integrity.
- **Ask Legal for guidance** if you think you are required by law to share confidential information.

WHAT WE DON'T DO

- **Share confidential information** with anyone outside Nutrien without approval – this includes family and friends.
- **Download, record, post, send, or upload confidential information outside of the company network** in any form without approval, including social media, external website, or personal email.
- **Assume it's safe to share something** just because the conversation feels private — many places and platforms are not secure.

REFER TO THE RELATED POLICY FOR MORE INFORMATION:

- Acceptable Use of Computer & Communications Systems Policy

Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 17 code of conduct Retain and Dispose of Records and Information Appropriately Respect Privacy We handle records and information securely and responsibly throughout its lifecycle. All records and information, both paper We keep personal information of our employees, customers and electronic, that relate to our work are the property of Nutrien, including those that we may have authored or helped to and others private, secure, and use it only as allowed and for prepare. the right business reasons. What is a Record? how we do it how we do it how we do it Information is considered a record if it contains evidence of business events that took place within Nutrien. It’s • Know Nutrien’s polices on how long you can store • Only collect, use, or share personal information as proof that something has or hasn’t happened. A record records and follow the proper steps for disposing of necessary and permitted by applicable laws. can be a document, photograph, video, chat message, them. • Follow our privacy and data protection rules when email or any media that contains a business decision. • If you are notified that documents in your possession using systems, tools, or processes that store or send Certain records need to be kept for regulatory reasons are relevant to pending litigation, investigation or audit: personal information. and business decisions. Do not al ‑ ter, distort, conceal, delete or • Share personal information with outside partners only destroy the documents. if they agree to follow our privacy standards and we ‑ Follow the instructions from Legal. monitor their compliance. Consul ‑ t Legal before disposing of any relevant records. REFER TO THE RELATED POLICY FOR MORE INFORMATION: • Privacy Policy Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 18 code of conduct Use Artificial Intelligence Responsibly We create and use artificial intelligence (AI) systems that are safe, secure, and trustworthy. We ensure ethical oversight, transparency, and shared accountability to protect people, data, and business while enabling innovative use of AI. REFER TO THE RELATED POLICIES FOR MORE INFORMATION: how we do it what we DON’T do • Acceptable Use Policy • Artificial Intelligence (AI) Policy • Only use Nutrien‑supported, internal AI applications • Share or upload confidential or restricted Nutrien for Nutrien business information. information in any external AI interface or application • Follow our Acceptable Use Policy when using AI. unless explicitly approved by Cybersecurity and Legal. Safeguard Intellectual Property Intellectual property includes works or inventions that are often the subject of a patent, copyright, or trademark. Intellectual property belongs to the person or company that created it. We respect these rights and use materials only when we have permission. Nutrien owns the intellectual property we create in the course of our work. how we do it what we DON’T do • Use someone else’s patented or copyrighted work, invention, or trademarked name without permission. • Know what materials are subject to a patent, copyright • Copy or use proprietary data, product drawings, user manuals, or software unless you are authorized to do so. or trademark. • Plagiarize or inappropriately use articles or materials published by others. • Contact Legal if you have questions about intellectual • Use Nutrien’s intellectual property outside the scope of your work at Nutrien. property rights. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 19 code of conduct Communicate Carefully We share information publicly about Nutrien honestly, accurately, timely, and consistent with applicable legal and regulatory requirements. To ensure the right information reaches the public at the right time, only certain people are authorized to speak on Nutrien’s behalf. These expectations apply to all external communication – including social media, news media, speeches, articles, emails, messaging apps and online activity. Who is allowed to speak on behalf of Nutrien? how we do it what we DON’T do Only the following groups, or people they formally authorize, may speak on Nutrien’s behalf on general • Communicate respectfully and follow all company • Respond to media, investors, analysts, or public corporate matters or respond to external inquiries: policies. inquiries unless you are an authorized spokesperson • Chief Executive Officer • Know what topics we can and can’t discuss with or have been asked to respond. competitors or suppliers. • Share confidential, incomplete, or unverified • Nutrien Leadership Team • Direct all inquiries from media, investors, analysts, or information about Nutrien in any external setting the public to an authorized spokesperson. without approval. • Investor Relations • Get approval from Investor Relations, Global • Mix personal opinions with company‑related content • Global Communications Communications, or Legal before posting anything, in ways that could confuse or mislead the public. speaking externally, giving interviews or writing Site Managers may address certain media and public en‑ articles that identify Nutrien or suggest you speak on quiries about site-specific matters, in accordance with behalf of the company. the Communications Policy. • Discuss any disclosure covered by the Corporate Disclosure Policy – including information for shareholders, investors, analysts, or regulators – with Legal or Investor Relations. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 20 code of conduct INTEGRITY CHECK Use Social Media Responsibly • Company policies can apply to your Susan gets a call from an analyst who says she understands that Nutrien is going to acquire ABC activities online. Corporation. May Susan respond to the reporter whether that’s true? • Use caution and good judgment when No, Susan should not comment on this situation to the reporter for several reasons. First, as per our using social media – both personally and Corporate Disclosure Policy, no one should speak on behalf of the company without appropriate professionally. authorization, on or off record. Second, Susan may not know the true situation and may be making a • Communicate respectfully. false statement. Third, certain laws require that everyone has important public information. Susan should say “Thank you for reaching out. I’m not the right person to speak on behalf of Nutrien. • Do not post anything that identifies Please contact our company spokesperson.” Susan should then forward the request to an authorized Nutrien or suggests you speak for the spokesperson. company without authorization. I read a negative article online about one of Nutrien’s competitors and decided to share the article on several social networking sites. My posts sparked some discussion and I took the opportunity to comment about Nutrien and our products. Is this okay for me to do? REFER TO THE RELATED POLICIES FOR MORE INFORMATION: • Communications Policy No, employees should not post materials that identify Nutrien or create the impression that they • Social Media Policy represent Nutrien without first getting the appropriate authorization. Sharing publicly available • Corporate Disclosure Policy information through social media is acceptable but you should never share information that is confidential or sensitive. Further, you should never make damaging or false comments about our competitors. When in doubt, don’t make a comment. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 21 code of conduct We Act Fairly, Honestly and Transparently We build trust with coworkers, customers, suppliers, Say No to Bribery and Corruption investors, shareholders, regulators and the public by always acting fairly, honestly, and transparently. We We refuse to use bribery or any other corrupt practice to benefit our business. We comply with all anti-corruption and anti- win business based on the quality of our products bribery laws that apply to us, both locally and internationally. Paying bribes is illegal in many regions – whether when working and services – not through improper practices. We do with government officials or business partners. Violating these laws could result in serious consequences for both you and not take unfair advantage of others by manipulating, Nutrien, including civil or criminal charges and financial penalties. Violations can also damage our reputation and impact our concealing information, misusing confidential business. Most importantly, corruption and bribery are simply wrong and not aligned with how we do business. information, or misrepresenting material facts. Each of us is responsible for confirming that our business how we do it what we DON’T do partners meet our integrity expectations. We choose suppliers and business partners fairly and based on • Always act in line with our Anti-Corruption Policy • Offer or give a bribe to anyone, in any form, to try to objective factors such as reputation, safety, quality, when dealing with customers, suppliers, government get an unfair advantage with or improperly influence reliability, value, and service. officials, and other third parties. Government Officials or business partners. • Keep business gifts and entertainment with third • Use or allow a third party to offer or accept a bribe on parties appropriate. your behalf. • Take special care when working with Government • Ignore suspicious behavior or warning signs from Officials . third parties acting on Nutrien’s behalf. • Carefully vet and manage third parties. • Report any offers or demands for bribes or suspicions of improper advantage immediately to Integrity. Table of Contents

CODE OF CONDUCT
Our Purpose and Values | About Our Code of Conduct | We Speak Up | We Commit to Working Safety | We Treat Each Other with Respect | We Take Care of Our Company Assets | We Act Fairly, Honestly and Transparently | We Care About Our Communities
22



WHAT IS A BRIBE?

A bribe is when you give, offer, or approve giving something of value to someone to get an improper advantage. It can be anything of value and can take many forms such as cash/cash equivalent, job offers, gifts & entertainment, donation or rebate. Refer to the **Gift and Entertainment Policy** for more examples.

WHO IS A GOVERNMENT OFFICIAL?

Government Officials are people who work for or act on behalf of governments, state-owned or state-controlled companies, public agencies, political parties, or candidates for public office, and in some cases, their family members. The definition is broad because these individuals may be able to influence government decisions such as permits, contracts, regulations, or enforcement decisions. See the **Gift and Entertainment Policy** for more examples and information.

INTEGRITY CHECK

What if you receive a demand for, or offer of, a bribe?
Reject it and report it immediately to Integrity, Legal or your leader. If your safety is at risk, you may pay it, but you must report it as soon as you are safe.

HOW WE MANAGE THIRD PARTIES

- **Understand the risks**: We may be responsible for the conduct of third parties we use, such as agents, distributors, freight forwarders, consultants or other business partners who conduct business on our behalf.
- **Know your third party**: Follow the company's third-party due diligence procedures before engaging with a new third party. This includes understanding who owns or controls them, where they operate, how they are paid, whether they interact with government officials, and watching for corruption warning signs such as requests for unusual payments or favors, lack of transparency, or poor reputation.
- **Set clear expectations**: Ensure appropriate contract terms are in place and expectations are communicated to the third party.
- **Monitor**: Carefully review third parties' expenses and monitor their actions to know how they are spending our resources and safeguarding our reputation.

REFER TO THE RELATED POLICY FOR MORE INFORMATION:
- Anti-Corruption Policy

PREVENT MONEY LAUNDERING

People may seek to use commercial transactions with us to disguise the nature and source of their financial assets. Money laundering is when people take money or valuables gained from illegal activities and move them through banks or in other ways to make it look like the money or valuables were earned legally. We do not do business with people or organizations that we reasonably believe may be involved in money laundering or hiding illegal funds. We follow all anti-money laundering laws in every country where we operate.

HOW WE DO IT

- Know your customer: Financial products and services sometimes require us to collect additional customer information. Review and accurately capture customers' information when required.
- Watch for and report unusual payment requests from customers, such as:
  - Paying in cash
  - Sending payments to someone not involved in the transaction
  - Asking us to accept an overpayment
- If you're unsure about the situation, contact Legal or Integrity for guidance.

Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 23 code of conduct Disclose Potential Conflicts of Interest We make decisions that are in the best interests of Nutrien and our shareholders. We avoid even the appearance of a conflict of interest that might cause others to doubt our integrity. A conflict of interest happens when your personal interests affect – or appear to affect – your ability to make decisions in the best interests of Nutrien. Even if you mean well, any overlap between your job and personal interests can look like a conflict. THE KEY IS DISCLOSURE, SO THEY CAN BE MANAGED HAVING A POTENTIAL CONFLICT OF INTEREST ISN’T NECESSARILY A PROBLEM All potential, apparent and actual conflicts of interest must be disclosed and managed: A potential conflict of interest means that you have a 1. Fill out the Conflicts of Interest Disclosure Form at nutrien‑ conflictsdisclosure.com. relationship where your personal interests could be 2. Human Resources will review the form and may consult with you, your manager, Integrity, and others to determine different than the company’s interests. whether an actual, potential or apparent conflict of interest exists. 3. We take steps to make sure that both you and the company are protected. An apparent conflict of interest means that someone else may question your judgement, even if no actual For example, we may need to change your reporting relationship, remove you from any involvement in decision‑ conflict of interest exists. making related to a specific vendor or ensure you are not involved in approving specific pricing decisions or invoices. In other cases, we may just need to document the conflict and that’s it. It is only a problem when an actual conflict of interest exists. This is a situation where you have actually put If the circumstances related to your situation change, you will need to update your disclosure or speak with your your personal interest ahead of Nutrien’s or personally leader or Human Resources. benefited from your position at Nutrien. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 24 code of conduct INTEGRITY CHECK Celeste’s spouse runs a business that provides Ask yourself these questions to determine if you have a potential services she needs for a work project. They have the right skills and charge competitive rates. She needs conflict of interest: someone in a hurry, and her spouse’s company seems • Is a family member or a close friend working at Nutrien or for one of our like an obvious choice. Can she proceed? suppliers, customers, or competitors? Celeste must submit a conflict of interest disclosure • Are you an employee and also a customer of Nutrien? before proceeding. Human Resources and her leader will work together to manage the situation, including • Do you have a second job with a third party, a personal business, or the decision on whether to hire her spouse’s service as a freelancer? company. They may consult Integrity as well. In this • Are you involved in a Board of a non-profit organization or industry situation, given their personal relationship, Celeste association that Nutrien supports or partners with? should not be involved in the decision to hire the company or in managing the project if her spouse’s • Do you have a personal financial stake in Nutrien’s suppliers, customers, company is selected. or third parties? • Are you being offered personal side benefits by Nutrien’s supplier, customer or third party? • Are you using Nutrien property, information or position for personal purposes, or personally pursuing opportunities that you’ve discovered REFER TO THE RELATED POLICY FOR MORE INFORMATION: through your work at Nutrien? • Conflicts of Interest Policy Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 25 code of conduct Engage in Appropriate Exchanges of Gifts and Entertainment When we build business relationships or show appreciation with our business partners, we follow our company’s policies and avoid anything that could appear inappropriate. We give and accept only gifts or entertainment that are for a legitimate business INTEGRITY CHECK purpose, reasonable in value and occasion, and never intended to improperly influence a decision. Gifts involving Government Vincent is responsible for negotiating contracts with Officials can create additional risk and require pre-approval by the Chief Integrity Officer or Chief Legal Officer. our vendors. During the summer season, a vendor offers to send him and his family to an expensive resort, all expenses paid. Can Vincent accept? how we do it what we DON’T do Vincent shouldn’t accept the offer. The trip is not • Know which types of gifts and entertainment are • Attempt to mislead or obscure the nature, value, or businessr ‑ elated since the vendor will not be there, and appropriate and which are not. purpose of gifts and entertainment. is intended for Vincent and his family. If Vincent accepts • Seek preappr ‑ oval before giving or receiving gifts or • Try to impact the judgment and objectivity of the the trip and later finalizes a contract with that vendor, it entertainment that require it. recipients through gifts or entertainment. may appear as if the trip was intended to influence his • Keep complete and accurate records and follow • Give or accept gifts or entertainment during a bid, business decisions. Refer to the Gift & Entertainment expense reporting requirements outlined in your local negotiation, application, contract or other decision Policy for further guidance. Travel and Expense Policy. between Nutrien and the recipient that could create the risk of a bribe. • Give or accept gifts or entertainment that might embarrass the recipient, harm Nutrien’s reputation, or that are against our policy or the law. When is pre‑ approval required? Refer to the Gift and Entertainment Policy, and seek the appropriate approvals before giving or receiving REFER TO THE RELATED POLICIES FOR MORE INFORMATION: gifts or entertainment that: • Gift and Entertainment Policy • Your local Travel & Expense Policy • Exceed policy value limits • Is to/from a Government Official Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 26 code of conduct Maintain Accurate Records, Accounts, and Statements We keep honest, clear, and accurate records in every part of our work, and meet legal, accounting, and internal controls requirements. Our records may be reviewed during audits, investigations, or litigation and may even become public, so we must always record information carefully and truthfully. INTEGRITY CHECK Can I use my company-issued credit card for personal how we do it what we DON’T do expenses? • Record all financial information accurately and on • Create or participate in the creation of records that are No. Companyis ‑ sued credit cards must only be used time, including funds, assets, inventory, receipts, and misleading or artificial. for approved business expenses. Personal expenses payments. • Approve or authorize payments knowing that the must not be charged to the company card, even if you • Provide clear and complete details when submitting funds will be used for any other purpose than what the plan to repay the cost later. If you are unsure whether expense reports, including the business purpose. supporting documents state. an expense is appropriate, check your local Travel and • Follow Nutrien’s system of internal controls and • Ignore or bypass internal controls related to financial Expense Policy or ask your manager before using the applicable financial reporting and accounting laws. or business reporting. card. • Maintain accurate environmental and safety reports and all required operational records. REFER TO THE RELATED POLICIES FOR MORE INFORMATION: • Anti‑ Corruption Policy • Anti‑Fraud Policy • Your local Travel & Expense Policy Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 27 code of conduct Compete Fairly We work hard to compete fairly and independently in the marketplace. We follow all applicable antitrust and competition laws globally. These laws help protect consumers by stopping competitors from creating agreements that could restrict competition, and result in raised prices or diminishing the quantity or quality of products and services. We do not participate in any activities with competitors, distributors, or suppliers that could violate these laws. how we do it • Know which topics we can and cannot discuss with competitors, distributors, and suppliers. EXIT THE CONVERSATION REPORT IT If a competitor’s employee, agent or other • Do not participate in prohibited activities with Say you can’t discuss Report it immediately representative tries to discuss current or competitors, such as agreements to: those things, excuse to Legal or Integrity to future: Fix pric ‑ es or include other inappropriate terms yourself from the protect yourself and in sales agreements conversation, and leave Nutrien. Pricing, payment terms or other Char ‑ ge different prices for similar products to immediately. These conditions of sale similar customers under certain circumstances conversations can have Divide or al ‑ locate customers, suppliers, markets legal consequences Territory or customers or territories – even if all you do is ‑ Boycott or preferentially classify suppliers or listen. Production capacity customers ‑ Limit, restrict, or curtail production Impr ‑ operly tie together or bundle products or services REFER TO THE RELATED POLICY FOR MORE INFORMATION: • Competition Law Policy Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 28 code of conduct INTEGRITY CHECK At an industry event, a competitor proposes to Samantha that they could split up sales areas, so What can be considered an agreement or they don’t have to compete with each other. What understanding? should she do? Even innocent conversations or actions can be misconstrued. It does not matter whether the Samantha should tell the competitor that the behavior or agreement was successful or not, or suggestion is inappropriate and exit the conversation. whether it was in writing, verbal or just a gesture She should report it to her supervisor and Legal. The such as a handshake, nod or wink. It’s important to competitor may be violating competition laws by avoid even the appearance of impropriety. trying to divide the market. Always be cautious when dealing with competitors. If you have questions, consult with your supervisor and Legal or Integrity. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 29 code of conduct Follow Trade and Sanctions Rules We follow all import, export, trade sanctions and customs how we do it what we DON’T do laws and regulations everywhere we operate. These rules help us prevent goods, information and financial assets from being diverted to prohibited destinations or end • Before engaging a customer, supplier or other • Do not engage a third party – such as a distributor, users, and illegal goods from coming into our possession third party, or importing or exporting any agent or freight forwarder – to complete a in the countries where we operate. Complying with these product: transaction on behalf of Nutrien that would violate requirements is critical to maintaining our license to ‑ Follow the required due diligence steps from these laws, restrictions or sanctions. operate and to safeguarding the trust of our customers, Procurement, Finance, Legal, and Integrity, • If you receive any request related to a boycott – partners, regulators, and the communities we serve. including: such as a request to avoid doing business with ‑ Screening transactions for restricted a specific country, company, or group – do not Some countries have laws that restrict companies and parties, destinations, or end uses respond. Some boycott requests are subtle and may individuals from taking part in certain foreign boycotts. As - Confirming the transaction is be embedded in contracts, terms, conditions, or a company, we do not participate in any foreign boycott allowed by law letters of credit. Report the request immediately to that is prohibited by the laws that apply to our business. ‑ Review the results of the due diligence and Legal or Integrity so it can be reviewed and handled ask for guidance if anything looks risky or correctly. TRAVELLING ACROSS BORDERS unclear. When we travel internationally and cross borders, we must Seek appr ‑ opriate approval. provide accurate information to authorities when applying • Those of us who deal with the importation of for entry to a country, obtain appropriate immigration goods and export‑ controlled items, technology, documentation to cover our activities in that country and and services need to understand and comply comply with all tax, immigration and related laws and with the applicable laws and regulations. regulations. If you have any questions or concerns, please refer to Travel and Meeting Services or Human Resources for assistance. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 30 code of conduct INTEGRITY CHECK Yin is working with a distributor who proposes sourcing a product from a new supplier to meet What are trade compliance laws? urgent demand. The distributor mentions that the Trade compliance laws may restrict or prohibit: supplier is “not on any sanctions list” but will ship the • Export, import or transfer of certain controlled or product through a different company. He notices that dualuse it ‑ ems the intermediary company is in a high-risk country and appears closely linked to a sanctioned entity. • Direct or indirect dealings with certain countries, What should Yin do? entities or individuals Yin should pause the transaction and not proceed. They apply to cross‑border and domestic transactions, We cannot use intermediaries or distributors to obtain including internal company transactions and dealings goods indirectly if we are not permitted to obtain with external parties. them directly. Raise the concern immediately with Trade, customs, and sanctions laws can be complex Procurement, Legal, or Integrity, and follow established and can change quickly, and violating these rules sanctions screening and approval procedures before can lead to serious financial, legal, and reputational taking any further action. consequences for both you and Nutrien. Therefore, it’s very important to follow the standard procedures established by Procurement, Finance, Legal and Integrity and follow their guidance. Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 31 code of conduct Don’t Trade on Insider Information We never engage in insider trading. It is against the law to trade in a company’s securities while possessing material inside What is undisclosed material information? information. The penalties for violating these laws are severe. Undisclosed material information is any financial or other non‑public information about Nutrien that would be expected to have a significant effect on the value of the securities of the company or would influence how we do it what we DON’T do a reasonable investor’s decision to buy, hold, or sell securities of the company. This may include: • Maintain confidentiality of company information. • Trade securities of our company or another • Changes in expected earnings or unusual gains or • Only trade once material, inside information company based on inside information. losses has been publicly disclosed. In addition, follow • Tip or signal non‑public information to anyone company policy and wait until any applicable outside of the company. • Mergers, acquisitions, divestitures, or investments trading blackout period has expired. • Major product releases or significant regulatory • If in doubt, do not trade, and contact Legal for developments guidance. • Major developments related to litigation • Changes in executive management or restructurings • Gain or loss of a significant customer or supply source REFER TO THE RELATED POLICY FOR MORE INFORMATION: • Securities Trading Policy Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 32 code of conduct We Care About Our Communities We seek to be an active and contributing member of each Reduce Environmental Footprint Ensure Product Safety & Quality community in which we do business, and create long-term, We provide excellent customer experience with each of our Everything we buy, produce, or consume has an impact mutually beneficial relationships with our communities. products and services. We prioritize safety, integrity and on the environment. We’re committed to reducing our sustainability through responsible product stewardship at environmental footprint. Protect Human Rights every stage of the product lifecycle. We engage in business practices that respect the value of human life and the communities. We do not participate in or how we do it how we do it benefit, directly or indirectly, from forced labor, child labor, or human trafficking. We respect human rights laws wherever we do business. • Actively strive to minimize our environmental • Make sure our products and services meet or footprint, including waste and emissions. exceed the safety, quality, and performance • Keep chemicals contained and handle products expectations of our customers and regulators. how we do it safely. • Ensure compliance with applicable regulatory • Provide transparent reporting and assurance on our requirements. • Conduct due diligence on suppliers, customers, and safety and environmental processes. • Continuously find ways to improve our products business partners. • Set high standards and aim to meet or exceed and services. • Do business with only those who act responsibly and do regulatory requirements. not work with parties we know are involved in human rights abuses, corruption, or activities that could harm Nutrien’s reputation. • Set clear contractual expectations, including compliance with the standards of our Supplier Code of REFER TO THE RELATED POLICY FOR MORE INFORMATION: REFER TO THE RELATED POLICY FOR MORE INFORMATION: Conduct, and monitor compliance accordingly. • Health, Safety, Environment and Security Policy • Health, Safety, Environment and Security Policy Table of Contents

Our Purpose About Our Code We We Commit to We Treat Each Other We Take Care of Our We Act Fairly, Honestly We Care About Our of Conduct Speak Up Working Safety with Respect Company Assets and Transparently Communities and Values 33 code of conduct Advocate Responsibly in Government Affairs Contribute Meaningfully to Communities We defend the interests of our company, our customers, our communities and our shareholders by lawfully seeking to influence Building thriving communities is at the heart of Nutrien’s the actions, policies or decisions of government authorities. We may do this directly or indirectly through third parties, such as purpose of Feeding the Future. We support programs that create associations. We have the right to give our personal time and funds to support the political candidates of our choice, but this meaningful, lasting benefits in the communities where we activity should be on our own behalf and not as a representative of Nutrien. With appropriate approval, we may also take part in operate. Employees are empowered to contribute to the causes company sponsored political engagement or contributions. and communities they value through donating and volunteering. how we do it what we DON’T do how we do it • Use company funds, resources, assets or the Nutrien • Follow the processes established by Community • Be mindful of gifts and entertainment rules with name when making political contributions or involving Relations and Integrity to obtain appropriate approval Government Officials. yourself in such activities without first obtaining before committing company funds, resources, assets, • Clearly communicate and reinforce our integrity permission from Government & External Affairs. or the Nutrien name to any community initiative. standards to any third party acting on our behalf. • Engage in undue influence peddling by using a personal • If you volunteer, donate, serve on a board, or have any influence or connection with a government authority, other role with a charity or non-profit in your personal member of a political party or judicial body to secure any capacity, be clear that you are not representing illegal or improper advantage in exchange for offering Nutrien. another advantage or contribution to a third party. We do not base employment decisions on employees’ personal political views or activities. However, employees’ personal political activities should not conflict with company policies, interfere with work, or create reputational or legal risk to the company. Table of Contents

Code of Conduct How we act with integrity Approved on: May 7, 2026 Effective as of: July 13, 2026 Table of Contents